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                                                               Exhibit 99(a)(15)

                               [VIAD LETTERHEAD]


                                                    CONTACT:  William H. Peltier
                                                              602-207-5812

          VIAD CORP SUCCESSFULLY COMPLETES TENDER OFFER FOR MONEYGRAM

                                  ------------

                 MONEYGRAM TO BECOME PART OF TRAVELERS EXPRESS

PHOENIX, Ariz., May 26, 1998 -- Viad Corp (NYSE:VVI) announced today the cash acquisition of MoneyGram Payment Systems, Inc. (NYSE:MNE) at a price of $17.35 per share. MoneyGram, one of the nation's leading money wire transfer companies, will become a part of Viad's wholly owned subsidiary, Travelers Express Company of Minneapolis, the nation's largest money order company.

     "MoneyGram is a great, great strategic fit with Travelers Express," said Robert H. Bohannon, Viad's chairman, president and chief executive officer. "There are numerous synergies between the two companies that will accelerate expansion of our payment services business. MoneyGram gives us instant access to the billion dollar global wire transfer market, as well as providing cross-marketing opportunities for both money order and money wire transfer products. This acquisition also furthers our major drive to expand Viad's core businesses and extend our leadership in each business sector in which we operate."

     The tender offer, which commenced on April 10, 1998, was completed on Friday, May 22. Viad was tendered a sufficient number of shares to complete the transaction. According to the Depository for the offer, 11,155,362 shares of common stock of MoneyGram were tendered, including 1,489,874 shares tendered by notice of guaranteed delivery, representing approximately 67.6 percent of the shares outstanding as of the close of business on May 22, 1998. A total of 5,358,438 shares were not tendered.

     Headquartered in Lakewood, Colo., MoneyGram was formed in 1988 and today operates in more than 100 countries, with its strongest presence in the wire transfer of money from the U.S. to Mexico. The wire transfer market has been growing 20 to 30 percent per year for the last ten years.

     Philip W. Milne, president and chief executive officer of Travelers Express said, "Combining our 50,000 retail locations with MoneyGram's 22,000 locations provides a tremendous opportunity for marketing our products. This is a big step in our long-term strategy to provide a comprehensive package of financial services for consumers and financial institutions."

     James F. Calvano, MoneyGram's chairman and chief executive officer, said, "We are excited about the combination of these complementary businesses and the positive distribution and technology expertise Travelers Express will bring to our business. In like manner, our global presence and strong brand awareness will assist Travelers Express to grow in new markets. It's a great opportunity for us both."

     Viad Corp is a $2.5 billion S&P MidCap 400 services company with interests in payment services, airline catering, convention services, and travel and leisure. Headquarters are in Phoenix, Ariz.


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